Fangdd Network Group Ltd.

Room 1501, Shangmei Technology Building

No. 15 Dachong Road

Nanshan District, Shenzen, 518072

People’s Republic of China

September 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Ameen Hamady

Ms. Shannon Menjivar

Ms. Pearlyne Paulemon

Ms. Brigitte Lippmann

Re:	Fangdd Network Group Ltd. (the “Company”)

Form 20-F for the year ended December 31, 2023

Filed on April 19, 2024

File No. 001-39109

Dear Mr. Hamady, Ms. Menjivar, Ms. Paulemon and Ms. Lippmann:

This letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 19, 2024 (the “Comment Letter”) on Form 20-F filed with the Commission on April 19, 2024 (the “Form 20-F”). The Staff’s comment is repeated below in bold and is followed by the Company’s response.

Form 20-F for the year ended December 31, 2024

Report of Independent Registered Public Accounting Firm, page F-2

1.	Please amend your filing to have your auditor (Audit Alliance LLP) remove the language in the fourth paragraph which states “and in accordance with auditing standards generally accepted in the United States of America.” Please refer to PCAOB Auditing Standard 3101.

In response to the Staff’s comment, the Company respectfully submits that its auditor, Audit Alliance LLP, agrees to remove the language of “and in accordance with auditing standards generally accepted in the United States of America” from the fourth paragraph on page F-2 of the Report of Independent Registered Public Accounting Firm issued by Audit Alliance LLP. The Company plans to file an amendment to the Form 20-F to reflect the change once it clears the Staff’s comment.

*     *     *

If you have any questions regarding this submission, please contact the Company’s U.S. counsel Will H. Cai of Cooley LLP by phone at +852-3758-1210 or via e-mail at wcai@cooley.com, or Jie Zhang of Cooley LLP at +852-3758-1231 or via email at jzhang@cooley.com.

Very truly yours,

/s/ Xi Zeng
Xi Zeng
Chief Executive Officer

cc:	Linda Li, Director of Capital Markets Department, Fangdd Network Group Ltd.

Shuiying Chen, Financial Controller, Fangdd Network Group Ltd.

Will H. Cai, Esq. Cooley LLP

Jie Zhang, Esq. Cooley LLP

Michael Fok, Partner, Audit Alliance LLP